UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 24, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/	Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$59 million 3-Year Senior Unsecured Term Loan Facility for Banco Aliado S.A. (Panama)

Panama City, Republic of Panama, May 24, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the successful closing of a US$59 million 3-year senior unsecured syndicated Loan Facility for Banco Aliado, S.A. (“Banco Aliado”).

Established in Panama in 1992, Banco Aliado is the fourth-largest Panamanian-owned bank in terms of consolidated assets and net loan portfolio. The bank is 100% owned by Grupo Aliado S.A., a financial group comprised of renowned Panamanian entrepreneurs with extensive experience in local and foreign trade.

Bladex was the Sole Lead Arranger and Bookrunner, and Administrative Agent for the Facility. The deal constitutes the second international syndicated facility arranged by Bladex in the last two years for Banco Aliado.

The transaction attracted financial institutions from China, Curacao, Panama, Switzerland, Trinidad and Tobago, and the United States of America, of which some represent new relationships for Banco Aliado. The amount of the facility was upsized to US$59 million, from its original target of US$50 million. Proceeds from the facility will be used to support the growth of Banco Aliado´s loan portfolio.

The success of this transaction underscores Bladex´s continued growth in the Latin American syndicated loan space, and its access to a wide network of regional and international financial institutions.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region.

Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX), and shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama